UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Teck Resources Limited

2.	Name of Person Relying on Exemption: Janus Henderson Investors US LLC

3.	Address of Person Relying on the Exemption: 151 Detroit Street, Denver CO 80206

4.
Written Material. The following written material is attached hereto:

News Release related to Teck Resources Limited, dated April 21, 2023.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Neither Janus Henderson Investors US LLC nor any fund advised by Janus Henderson Investors US LLC is asking for a proxy card and will not accept proxy cards if sent.

PLEASE NOTE: Neither Janus Henderson Investors US LLC nor any fund advised by Janus Henderson Investors US LLC is asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.
(Written material follows on next pages)

Teck Resources Shareholder Vote

21 April 2023

Denver -

Janus Henderson Investors intends to vote in favor of Teck Resources’ proposal to separate from its coal business (“Approval of Separation”), and also in favor of Teck Resources’ proposed six-year sunset for its dual class share structure (“Approval of Dual Class Amendment”).  We think these proposals are in the best interests of shareholders.

Press Inquiries

Janus Henderson Investors

Media Contact:
Sarah Johnson, Director of Corporate Communications and Media Relations, North America
+1 720-364-0708
sarah.johnson@janushenderson.com

Investor Relations Contact:
Jim Kurtz, Co-Head Investor Relations (US)
+ 1 303-336-4529
Jim.Kurtz@janushenderson.com

About Janus Henderson

Janus Henderson Group is a leading global active asset manager dedicated to helping clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service.

As of December 31, 2022, Janus Henderson had approximately US$287 billion in assets under management, more than 2,000 employees, and offices in 24 cities worldwide.  Headquartered in London, the company is listed on the NYSE and the ASX.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  DO NOT SEND US YOUR PROXY CARD.  JANUS HENDERSON INVESTORS US LLC, JANUS HENDERSON INVESTORS (AUSTRALIA) INSTITUTIONAL FUNDS MANAGEMENT LTD, AND JANUS HENDERSON INVESTORS UK LTD, AND ANY FUND OR CLIENT ADVISED BY THE FOREGOING, ARE NOT ABLE TO VOTE YOUR PROXY.  FURTHER, THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF JANUS HENDERSON INVESTORS US LLC, JANUS HENDERSON INVESTORS (AUSTRALIA) INSTITUTIONAL FUNDS MANAGEMENT LTD, AND JANUS HENDERSON INVESTORS UK LTD, EACH IN ITS INDIVIDUAL CAPACITY AS INVESTMENT ADVISER TO CERTAIN FUNDS OR CLIENTS IT ADVISES.  THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL ANY SECURITIES.  THESE VIEWS ARE PROVIDED AS OF THE DATE REFERENCED AND ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET OR OTHER CONDITIONS.  THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

THE FOREGOING INFORMATION ALSO MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES.